UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Carsly Inc.

Legal status of issuer

      Form
      Corporation

      Jurisdiction of Incorporation/Organization
      Delaware

      Date of organization
      February 22, 2021

Physical address of issuer
330 N Marine Ave, Wilmington, CA 90744

Website of issuer
https://getbakkal.com

Current number of employees
35

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$665,264.40	$544,616.00
Cash & Cash Equivalents	$6,744.10	$49,618.00
Accounts Receivable	$15,937.00	$0.00
Short-term Debt	$60,777.70	$181,992.00
Long-term Debt	$1,640,179.30	$2,321,724.00
Revenues/Sales	$347,597.00	$80,993.00
Cost of Goods Sold	$1,469,399.20	$1,684,655.00
Taxes Paid	$0.00	$0.00
Net Income	-$1,121,802.20	-$1,603,662.00

April 25, 2024

FORM C-AR

Carsly Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Carsly Inc. , a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://getbakkal.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 25, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Carsly Inc. (the "Company") is a Delaware Corporation, formed on February 22, 2021. The Company is currently also conducting business under the name of Bakkal Corporation or Bakkal.

The Company is located at 330 N Marine Ave, Wilmington, CA 90744.

The Company's website is https://getbakkal.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Our mission is to revolutionize the way people experience food by offering diverse and affordable multicultural food options while promoting healthier diets. Bakkal plans to achieve this by developing innovative technology infrastructure that digitizes the ethnic grocery supply chain, enabling people from various ethnic backgrounds to access their essential groceries reliably and conveniently. Through strategic partnerships with local grocery stores, Bakkal provide efficient delivery services to customers in Los Angeles and San Francisco.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide subsystems for our products.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may

be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide subsystems which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular subsystem.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

As a distributor of grocery items, our business depends on developing and maintaining close and productive relationships with our vendors.

We depend on our vendors to sell us quality products at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality merchandise at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase

products and could materially affect the prices we pay for these products. We would suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

We plan to implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information by using PCI Service Provider Level 1 certified payment providers, and cloud vendors with highest industry security standards. The expenses associated with protecting our information/ these steps could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Our international operations could be affected by currency fluctuations, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to our products, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes.

Any of these changes could adversely affect our business. Many emerging markets have experienced growth rates in excess of the world's largest markets, leading to an increased contribution to the industry's global performance. There is no assurance that these countries will continue to sustain these growth rates. In addition, some emerging market countries may be particularly vulnerable to periods of financial instability or significant currency fluctuations or may have limited resources for healthcare spending, which can adversely affect our results.

We are required to comply with various import laws and export control and economic sanctions laws, which may affect our transactions with certain customers, business partners and other persons and dealings between our employees and subsidiaries.

In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services and technologies. In other circumstances, we may be required to obtain an export license before exporting the controlled item. Compliance with the various import laws that apply to our businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt our supply of imported inventory.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Murat Karslioglu, Ahmet Altug, and Robert Calgav who are President, CEO, Founder and Director, Co-Founder / Head of B2B Operations / Treasurer, and Co-Founder / COO / Secretary of the Company. The Company has or intends to enter into employment agreements with Murat Karslioglu, Ahmet Altug, and Robert Calgav although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Murat Karslioglu, Ahmet Altug, and Robert Calgav or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other

proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

The Company intends to use the proceeds from the Offering for unspecified working capital.

This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering

will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Murat Karslioglu, Ahmet Altug, and Robert Calgav in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Murat Karslioglu, Ahmet Altug, and Robert Calgav die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax

payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from

COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: marketing and sales efforts, supply chain, etc.. Quarantines often require employees to work remotely from their homes. While this can enable some level of business continuity, it may not be feasible for all roles. Employees who are not accustomed to remote work may face challenges in adapting to this new work environment, affecting their productivity.. A quarantine may negatively affect our suppliers by disrupting their operations, limiting their workforce's ability to fulfill orders, and potentially causing delays in the supply chain.. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the

Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.
The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of raw materials, crops or other commodities, fuel prices and government-sponsored agricultural and livestock programs. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of raw materials, food ingredients and other agricultural products as well as aluminum, glass jars, plastic trays, corrugated fiberboard and plastic packaging materials provided by third-party suppliers. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.

A disruption in production at our manufacturing facility or at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.

We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

The consolidation of retail customers could adversely affect us.

Retail customers, such as supermarkets, warehouse clubs, and food distributors in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.

Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor, as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies. In addition, legal and regulatory systems in emerging and developing markets may be less developed, and less certain. These laws and regulations and interpretations thereof may

change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have

an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Significant additional labeling or warning requirements may inhibit sales of affected products.
Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

We are dependent on third-party suppliers for key raw materials, packaging materials and production inputs, and our use of natural ingredients exposes us to weather and crop reliability.
We purchase the raw materials used in the brewing of our beers, including barley, hops, malt, and other ingredients, and the distilling of our spirits from a number of domestic and foreign third-party suppliers. The demand for hops grown in the United States has increased due to the success and growth of craft brewers and the popularity of beer styles that include hops grown in the United States. Certain U.S. hops are in limited supply and prices have risen for both spot purchases and forward contract pricing, accordingly. The beer industry has faced hops shortages in the past, during which times other beer companies with greater financial resources than us purchased large quantities of hops, and our industry could face shortages again in the future. In addition, hops and malt are agricultural products and therefore many outside factors, including weather conditions, farmers rotating out of hops or barley to other crops, pests, government regulations and legislation affecting agriculture, could affect quality, price and supply. We are exposed to the quality of the barley crop each year, and significant failure of a crop would adversely affect our costs.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source.
Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a

timely or cost effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

The loss of our third-party distributors could impair our operations and substantially reduce our financial results.
We continually seek to expand distribution of our products by entering into distribution arrangements with regional bottlers or other direct store delivery distributors having established sales, marketing and distribution organizations. Many distributors are affiliated with and manufacture and/or distribute other beverage products. In many cases, such products compete directly with our products. The marketing efforts of our distributors are important for our success. If our brands prove to be less attractive to our existing distributors and/or if we fail to attract additional distributors and/or our distributors do not market and promote our products above the products of our competitors, our business, financial condition and results of operations could be adversely affected.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.
Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse affect on our revenues and financial results.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.
The following factors, among others, could affect continued market acceptance and profitability of our products:

• the introduction of competitive products;

• changes in consumer preferences among ethnic food products;

• changes in consumer eating and snacking habits, including trends away from certain categories, including major allergen-free, gluten-free and non-GMO products;

• changes in awareness of the social effects of farming and food production;

• changes in consumer perception about trendy snack products;

• changes in consumer perception regarding the healthfulness of our products;

• the level and effectiveness of our sales and marketing efforts;

• any unfavorable publicity regarding ethnic products or similar products;

• any unfavorable publicity regarding our brand;

• litigation or threats of litigation with respect to our products;

• the price of our products relative to other competing products;

• price increases resulting from rising commodity costs;

• any changes in government policies and practices related to our products, labeling and markets;

• regulatory developments affecting the manufacturing, labeling, marketing or use of our products;

• new science or research that disputes the healthfulness of our products; and

• adverse decisions or rulings limiting our ability to promote the benefits of popcorn products.

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

We currently depend exclusively on a few third-party co-manufacturers with one location to manufacture all of our products.
The loss of these co-manufacturers or the inability of these co-manufacturers to fulfill our orders would adversely affect our ability to make timely deliveries of our product and would have a material adverse effect on our business.

We rely, in part, on our third-party co-manufacturers to maintain the quality of our products.
The failure or inability of these co-manufacturers to comply with the specifications and requirements of our products could result in product recall and could adversely affect our reputation. Our third-party co-manufacturers are required to maintain the quality of our products and to comply with our product specifications and requirements for certain certifications. Our third-party co-manufacturers are also required to comply with all federal, state and local laws with respect to food safety. Additionally, certain retail customers may require our third-party co-manufacturer to maintain minimum independent certifications, such as SQF Level 2 Certification or Hazard Analysis and Critical Control Points, or HACCP, certification. However, our third-party co-manufacturers may not continue to produce products that are consistent with our standards or that are in compliance with applicable laws, and we cannot guarantee that we will be able to identify instances in which our third-party co-manufacturer fails to comply with our standards or applicable laws. Any such failure, particularly if it is not identified by us, could harm our brand and reputation as well as our customer relationships. We would have these same issues with any new co-manufacturer, and they may be exacerbated due to the newness of the relationship. The failure of any manufacturer to produce products that conform to our standards could materially and adversely affect our reputation in the marketplace and result in product recalls, product liability claims and severe economic loss.

As a food production company, all of our products must be compliant with regulations by the Food and Drug Administration (FDA).
We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is

possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

Our products rely on independent certification that they are non-GMO, gluten-free, Halal or Kosher.

We rely on independent certification of our non-GMO, gluten-free, Halal and Kosher products and must comply with the requirements of independent organizations or certification authorities in order to label our products as such. Currently, the FDA does not directly regulate the labeling of Halal and Kosher or non-GMO products as such. The FDA has defined the term "gluten-free" and we must comply with the FDA's definition if we include this label on our products. Our products could lose their non-GMO and gluten-free certifications if our raw material suppliers lose their product certifications for those specified claims. We could also lose our Kosher product certification if a contract manufacturing plant is found to be in violation of required manufacturing or cleaning processes. The loss of any of these independent certifications, including for reasons outside of our control, could harm our business.

Certain of our raw material contracts have minimum purchase commitments that could require us to continue to purchase raw materials even if our sales have declined.

We are contractually obligated to purchase a certain amount of raw materials from our suppliers even if we do not have the customer demand to sustain such purchases. The purchase of raw materials, which we are not able to convert into finished products and sell to our customers would have a negative effect on our business and results of operations.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.

Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow crops, poor harvests, changes in national and world economic conditions and our ability to forecast our ingredient requirements. Hazelnut, almond, walnut, pistachio, apricots, cacao, coffee beans and other ingredients used in our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. If supplies of our core ingredients are reduced or there is greater demand for such ingredients, from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailers.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.

We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the

third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.

We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

The price of fuel is unpredictable and fluctuates based on circumstances outside our control, including global economic trends, geopolitical developments, supply and demand for oil and natural gas, actions by OPEC and other oil and natural gas producers, war and unrest in oil producing countries, regional production patterns and environmental concerns. Most of our corporate buyers do not allow us to adjust our pricing to account for these circumstances and we have not hedged our fuel costs.

Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.

Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. Our marketing services for manufacturers, in particular, may be susceptible to market volatility. In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.

Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

* our ability to effectively manage our working capital;

* our ability to satisfy consumer demands in a timely and cost-effective manner;

* pricing and availability of labor and materials;

* our inability to adjust certain fixed costs and expenses for changes in demand;

* shifts in geographic concentration of customers, supplies and labor pools; and

* seasonal fluctuations in demand and our revenue.

If we fail to attract and retain enough sufficiently trained customer service associates and other personnel to support our operations, our business and results of operations will be seriously harmed.

We rely on customer service associates, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified customer service associates. Companies in our industry, including us, experience high employee attrition. Our attrition rate for our customer service associates who remained with us following a 90-day training and orientation period was on average approximately 5% per month. A significant increase in the attrition rate among our customer service associates could decrease our operating efficiency and productivity. Our failure to attract, train and retain customer service associates with the qualifications necessary to fulfill the needs of our existing and future clients would seriously harm our business and results of operations.

Our ability to sell our products and services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.

Once our products are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

We are subject to rapid technological change and dependence on new product development.

Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

We derive significant revenue and profit from commercial buyers awarded through competitive bidding processes, including renewals, which can impose substantial costs on us.

Many of these contracts are extremely complex and require the investment of significant resources in order to prepare accurate bids and proposals. Competitive bidding imposes substantial costs and presents a number of risks, including: (i) the substantial cost and managerial time and effort that we spend to prepare bids and proposals for contracts that may or may not be awarded to us; (ii) the need to estimate accurately the resources and costs that will be required to implement and service any contracts we are awarded, sometimes in advance of the final determination of their full scope and design; (iii) the expense and delay that may arise if our competitors protest or challenge awards made to us pursuant to competitive bidding, and the risk that such protests or challenges could result in the requirement to resubmit bids, and in the termination, reduction, or modification of the awarded contracts; and (iv) the opportunity cost of not bidding on and winning other contracts we might otherwise pursue. Adverse events or developments in any of these bidding risks and uncertainties could materially and negatively impact our business and results of operations.

We may rely on subcontractors and partners to provide customers with a single-source solution or we may serve as a subcontractor to a third party prime contractor.

From time to time, we may engage subcontractors, teaming partners or other third parties to provide our customers with a single-source solution for a broader range of service needs. Similarly, we are and may in the future be engaged as a subcontractor to a third party prime contractor. Subcontracting arrangements pose unique risks to us because we do not have control over the customer relationship, and our ability to generate revenue under the subcontract is dependent on the prime contractor, its performance and relationship with the customer and its relationship with us. While we believe that we perform appropriate due diligence on our prime contractors, subcontractors and teaming partners and that we take adequate measures to ensure that they comply with the appropriate laws and regulations, we cannot guarantee that those parties will comply with the terms set forth in their agreements with us (or in the case of a prime contractor, their agreement with the customer), or that they will be reasonable in construing their contractual rights and obligations, always act appropriately in dealing with us or customers, provide adequate service, or remain in compliance with the relevant laws, rules or regulations. We may have disputes with our prime contractors, subcontractors, teaming partners or other third

parties arising from the quality and timeliness of work being performed, customer concerns, contractual interpretations or other matters. We may be exposed to liability if we lose or terminate a subcontractor or teaming partner due to a dispute, and subsequently have difficulty engaging an appropriate replacement or otherwise performing their functions in-house, such that we fail to fulfill our contractual obligations to our customer. In the event a prime contract, under which we serve as a subcontractor, is terminated, whether for non-performance by the prime contractor or otherwise, then our subcontract will similarly terminate and we could face contractual liability and the resulting contract loss could adversely affect our business and results of operations.

Our business and financial condition may be impacted by military actions, global terrorism, natural disasters and political unrest.

Military actions in active war zones and elsewhere, global terrorism, natural disasters and political unrest in the Middle East and other countries are among the factors that may adversely impact regional and global economic conditions and our clients' ability, capacity and need to invest in our services. Additionally, hurricanes or other unanticipated catastrophes, both in the U.S. and globally, could disrupt our operations and negatively impact our business as well as disrupt our clients' businesses, which may result in a further adverse impact on our business. As a result, significant disruptions caused by such events could materially and adversely affect our business and financial condition.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail

to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.

We depend upon the identification, investment in and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

If we fail to maintain or expand our relationships with our suppliers we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, such as Amazon Web Services, Cloudflare, DigitalOcean, Google Cloud, Redis Labs, Stripe, Twilio, Open-AI and other providers to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications.

Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and

implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.

Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

The Company depends on the performance of distributors, carriers and other resellers.

The Company distributes its products through wholesalers, national and regional retailers, and value-added resellers, many of whom distribute products from competing manufacturers. The Company also sells its products and third-party products in most of its major markets directly to education, enterprise and government customers, and consumers and small and mid-sized businesses through its online and retail stores.

Many resellers have narrow operating margins and have been adversely affected in the past by weak economic conditions. Some resellers have perceived the expansion of the Company's direct sales as conflicting with their business interests as distributors and resellers of the Company's

products. Such a perception could discourage resellers from investing resources in the distribution and sale of the Company's products or lead them to limit or cease distribution of those products. The Company has invested and will continue to invest in programs to enhance reseller sales, including staffing selected resellers' stores with Company employees and contractors, and improving product placement displays. These programs could require a substantial investment while providing no assurance of return or incremental revenue. The financial condition of these resellers could weaken, these resellers could stop distributing the Company's products, or uncertainty regarding demand for the Company's products could cause resellers to reduce their ordering and marketing of the Company's products.

Government mandated safety standards are costly and technologically challenging.
Meeting or exceeding government-mandated safety standards is costly and often technologically challenging, especially where one or more government mandated standards may conflict. Government safety standards require manufacturers to remedy defects related to motor vehicle safety through safety recall campaigns, and a manufacturer is obligated to recall vehicles if it determines that they do not comply with a safety standard. Should we or government safety regulators determine that a safety or other defect or noncompliance exists with respect to certain of our vehicles, there could be a recall of a product and/or a significant increase in warranty claims, the costs of which could be substantial.

We may be subject to litigation despite compliance with regulations and industry standards.
We spend substantial resources ensuring that we comply with governmental safety regulations, mobile and stationary source emissions regulations, and other standards. Compliance with governmental standards, however, does not necessarily prevent individual or class actions, which can entail significant cost and risk. In certain circumstances, courts may permit tort claims even where our vehicles comply with federal and/or other applicable law. Litigation also is inherently expensive and uncertain, and we could experience significant adverse results, including negative public opinion.

Manufacturers are required to remedy defects related to safety and to emissions through safety recall campaigns, and a manufacturer is obligated to recall vehicles if it determines that they do not comply with an applicable regulatory standard.
In addition, if we determine that a safety or emissions defect or non-compliance exists with respect to certain of our products prior to the start of production, the launch of such product could be delayed until we remedy the defect or non-compliance.

We are dependent on a number of patents and other intellectual property rights, including licenses that are critical to our respective businesses and competitive positions.
Notwithstanding our intellectual property portfolio, our competitors may develop similar or superior proprietary technologies. Further, as we expand into regions where the protection of intellectual property rights is less robust, the risk of others replicating our proprietary technologies increases, which could result in a deterioration of our competitive position. We may assert claims against third parties who are taking actions that we believe are infringing on our intellectual property rights or may have such claims asserted against us. Claims are costly to prosecute, defend or settle and divert the efforts and attention of our management and employees. Claims of this sort also could harm our relationships with our customers and might deter future customers from doing business with us. If any such claim were to result in an

adverse outcome, we may have to develop or license non-infringing products; pay damages to third parties, or cease the manufacture, use or sale of the infringing products. Any of the foregoing results could have a material adverse effect on our business, financial condition, results of operations or our competitive position.

We may be subject to indemnity claims for third-party infringement.

Many of our supply agreements require us to indemnify our customers and distributors from third-party infringement claims, and require that we defend those claims and might require that we pay damages in the case of adverse rulings. Claims are costly to prosecute, defend or settle and divert the efforts and attention of our management and employees. Claims of this sort also could harm our relationships with our customers and might deter future customers from doing business with us.

As a provider of global logistics services, we depend on a variety of asset-based third party suppliers.

The quality and profitability of our services depend upon effective selection, management and discipline of third party suppliers. In recent years, many of our third party service providers have incurred significant operating losses and are highly leveraged with debt. Changes in the financial stability, operating capabilities and capacity of asset-based carriers and space allotment made available to us by asset-based carriers could affect us in unpredictable ways, including volatility of pricing, and challenge our ability to achieve profitability.

Our industry supply base experienced increased economic distress due to the sudden and substantial drop in industry sales volumes.

As a result, suppliers are less willing to reduce prices, and some requested direct or indirect price increases as well as new and shorter payment terms. We may have to provide financial assistance to key suppliers to ensure an uninterrupted supply of materials and components. In addition, if suppliers exit certain lines of business or close facilities due to an economic downturn or other reasons, we would experience additional costs associated with transitioning to new suppliers. Each of these factors could have a substantial adverse effect on our financial condition and results of operations.

Demand for and pricing of our products are subject to economic conditions and other factors present in the various markets where the products are sold.

Demand for our products is subject to the level of consumer demand for daily grocery items. The level of new grocery purchases is cyclical, affected by such factors as general economic conditions, interest rates and availability of credit, consumer confidence, patterns of consumer spending, fuel cost and vehicle replacement cycle. Consumer preferences also impact the demand for new grocery purchases. A decrease in demand due to any of these factors would have a negative effect on our business and operations.

We believe that increasingly stringent environmental standards for emissions have required and will continue to require the Company to expend significant resources.

If environmental standards for emissions continue to become more stringent we will be required to institute the proper procedures and utilize the mandated equipment in order to comply, which will require significant expenditures. In addition, the adoption of any new standards beyond our

expectations will require expenditures in excess of what we have budgeted and could negatively affect our business and operations.

Risks Related to the Securities

The Class B Non-Voting Common Stock will not be freely tradable until one year from the initial purchase date. Although the Class B Non-Voting Common Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Class B Non-Voting Common Stock. Because the Class B Non-Voting Common Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Class B Non-Voting Common Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Class B Non-Voting Common Stock may also adversely affect the price that you might be able to obtain for the Class B Non-Voting Common Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company has the right to end the Offering early.

The Company may also end the Offering early. If the Offering reaches the Minimum Amount after 30 calendar days but before the Offering deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

There is no present market for the Securities and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the shares of stock will be subject to dilution.

Owners of do not have preemptive rights. If the Company conducts subsequent Offerings of or Securities convertible into , issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.

The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect

a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.

The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of .

The Securities in this Offering are non-voting.

The Securities in this Offering are non-voting and have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as a stockholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in limited to no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things. In addition, the Company is not currently subject to the reporting requirements of the Exchange Act. Therefore, Investors may not have access to information to which they would have access if the investment were made in a publicly held company whose offering was issued under the Exchange Act, and who is subject to the reporting regulations provided by the Exchange Act.

The Company has the right to conduct multiple "rolling" closings during The Offering.

If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds of the Offering committed and captured during the relevant period. The Company intends to engage in rolling closings after the Minimum Offering Amount and other conditions are met. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm or withdraw their investment as it will be deemed completed. In addition, our initial closings will cover the tranches of shares with lower purchase prices, so as we conduct rolling closings, your ability to purchase shares at purchase price will be reduced and you may be required to pay a higher price for the Securities you elect to purchase.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the

Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Our mission is to revolutionize the way people experience food by offering diverse and affordable multicultural food options while promoting healthier diets. Bakkal plans to achieve this by developing innovative technology infrastructure that digitizes the ethnic grocery supply chain, enabling people from various ethnic backgrounds to access their essential groceries reliably and conveniently. Through strategic partnerships with local grocery stores, Bakkal provide efficient delivery services to customers in Los Angeles and San Francisco.

Business Plan

Carsly Inc. (doing business as Bakkal Corporation), a Delaware Corporation founded in 2021, is a pioneering force in the American food industry. Our mission is to revolutionize the way people experience food by offering diverse and affordable multicultural food options while promoting healthier diets. Bakkal plans to achieve this by developing innovative technology infrastructure that digitizes the ethnic grocery supply chain, enabling people from various ethnic backgrounds to access their essential groceries reliably and conveniently. Through strategic partnerships with local grocery stores, Bakkal provide efficient delivery services to customers in Los Angeles and San Francisco. Bakkal's flagship product, the Bakkal mobile application, available on both Apple AppStore and Google Play platforms, serves as a seamless gateway for customers to explore and purchase a wide range of culturally diverse food items. By connecting food manufacturers directly with consumers, we plan to create a robust ecosystem that benefits all stakeholders involved. Bakkal extends its support to small grocery stores by providing them with marketing tools and market insight and technology, driving digitization across the ethnic grocery supply chain. Bakkal's data-driven approach not only enhances accessibility to quality food but also strives to make it more affordable for everyone. Bakkal envisions evolving into a symbol of cross-cultural and ethnic goods, ultimately transforming the way people perceive and enjoy diverse cuisines. Bakkal operates under the legal entity of Carsly Inc, established in Delaware,

and holds the trademark for the Bakkal brand. Our commitment to innovation, accessibility, and customer satisfaction forms the core of our business philosophy, driving us to continuously push the boundaries of what's possible in the food industry. Mission and Vision: - Mission: To revolutionize the American food industry by providing diverse, affordable, and healthy multicultural food options through a digitized ethnic grocery supply chain. - Vision: To become synonymous with cross-cultural/ethnic goods and reshape the way people discover, access, and enjoy global cuisines.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Bakkal Mobile Application	A user-friendly platform for customers to explore and purchase diverse food items, connecting them with manufacturers directly.	Customers in Los Angeles and San Francisco.
Delivery Services	Partnerships with local stores for efficient delivery in Los Angeles and San Francisco	Customers in Los Angeles and San Francisco.
Marketing Tools	Providing small grocery stores with technology to enhance their marketing efforts.	Customers in Los Angeles and San Francisco.
Paid SaaS Marketing Platform	Offering brands a comprehensive marketing solution to promote their products.	Customers in Los Angeles and San Francisco.
Warehousing Services	Providing brands with warehousing solutions to streamline inventory management.	Customers in Los Angeles and San Francisco.
Logistic and Procurement Services	Supporting small and mid-size retailers with efficient procurement and logistics, targeting an average of 30% profit margins.	Customers in Los Angeles and San Francisco.

Gradual expansion to new cities, continual enhancement of the app's features, and forging more partnerships.

Bakkal's flagship product, the Bakkal mobile application, available on both Apple AppStore and Google Play platforms, serves as a seamless gateway for customers to explore and purchase a wide range of culturally diverse food items.

Competition

The Company's primary competitors are Weee, Yamibuy, and Umami Cart. Weee is a California-based online grocery delivery platform that offers Hispanic and Asian foods specialty products and everyday staples. The company specializes in the fields of eCommerce, grocery delivery, social commerce, retail, and Asian grocery. OjaExpress is an ecommerce company that offers a digital marketplace for cultural groceries. Umamicart is an online grocery store that focuses on delivering Asian products and groceries.

- Pioneering Technology: Bakkal's advanced technology infrastructure digitizes the ethnic grocery supply chain. - Diverse Selection: Offering a wide range of multicultural food options not easily found in mainstream stores. - Direct Connectivity: Connecting consumers directly with food manufacturers for authenticity and affordability.

Supply Chain and Customer Base

Our most important asset is our people. Our commitment to innovation, accessibility, and customer satisfaction forms the core of our business philosophy, driving us to continuously push the boundaries of what's possible in the food industry. Experienced Leadership: A team of industry experts, technologists, and marketing professionals. Bakkal Corporation is committed to transforming the American food landscape by providing accessible, affordable, and diverse food options while fostering a healthier lifestyle. Through innovative technology, strategic partnerships, and a customer-centric approach, we are poised to reshape the way people experience and interact with multicultural cuisines.

Our target audience is culturally diverse consumers seeking access to authentic ethnic foods, small grocery stores, food manufacturers, and brands. Our geographic focus is Los Angeles, San Francisco, and Las Vegas with plans for expansion to other metropolitan areas.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
90759246	Downloadable computer application software for mobile phones, namely,	Bakkal	June 7, 2021	December 27, 2022	USA

	downloadable software for advertising and promoting the availability of ethnic food for selection, ordering, purchase, and delivery				

Governmental/Regulatory Approval and Compliance

The business operations of Bakkal Corporation, which involves importing grocery items from various countries and providing services to small businesses, including last mile delivery, procurement, and warehousing, can be significantly affected by existing and probable governmental regulations. Here's an overview of how such regulations could impact Bakkal's business: 1. Import Regulations: - Tariffs and Duties: Governmental regulations related to tariffs and import duties on food products could impact the cost of importing items. Higher tariffs could lead to increased prices for imported goods, affecting Bakkal's ability to offer affordable options to customers. - Import Restrictions: Governmental regulations may impose restrictions on the import of certain food products due to health, safety, or cultural reasons. This could impact the diversity of products offered by Bakkal and potentially lead to changes in sourcing strategies. 2. Food Safety and Health Regulations: - Inspection and Certification: Imported food products are often subject to rigorous inspection and certification processes to ensure their safety and quality. Failure to meet these standards could result in delayed shipments or even seizure of goods at customs. - Labeling Requirements: Different countries have specific labeling requirements for food products, including information about ingredients, nutritional content, and allergens. Compliance with these regulations is essential to avoid legal issues and maintain consumer trust. 3. Trade Agreements and International Relations: - Trade Agreements: The status of trade agreements between the U.S. and the countries Bakkal imports from can influence import costs and procedures. Changes in trade agreements can lead to fluctuations in costs and potential disruptions in the supply chain. - Political Relations: Political tensions between countries could lead to trade disruptions, embargoes, or changes in import/export regulations that affect Bakkal's sourcing and operations. 4. Transportation and Customs Regulations: - Shipping and Customs Clearance: Stringent customs clearance procedures and regulations could lead to delays in the import process, impacting inventory management and customer expectations. - Transportation Safety: Regulations related to the transportation of food products, including temperature control and sanitation, are critical to maintaining product quality during transit. 5. Last Mile Delivery and Logistics Regulations: - Transportation Regulations: Regulations governing last mile delivery, such as driver licenses, vehicle standards, and safety protocols, can impact the efficiency and cost-effectiveness of Bakkal's delivery services. - Environmental Regulations: Regulations related to vehicle emissions and environmental impact could influence the choice of delivery vehicles and logistics practices. 6. Procurement and Warehousing Regulations: - Food Storage and Handling: Warehousing regulations related to food storage, temperature control, and sanitation are crucial to maintaining the quality and safety of stored products. - Procurement Practices: Regulations related to fair business practices, anti-competitive behavior, and ethical sourcing can impact how Bakkal engages with suppliers. 7. Health and Safety Regulations During the Pandemic: - Public Health Measures: During a pandemic or health crisis,

governmental regulations can impact Bakkal's operations, including restrictions on movement, business closures, and safety protocols for employees and customers. It's important for Bakkal Corporation to stay informed about these regulations, both current and potential, and to have a proactive strategy in place to ensure compliance and mitigate potential disruptions to its business operations. This might involve close collaboration with legal experts, continuous monitoring of regulatory changes, and adapting the business model to navigate the evolving regulatory landscape.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 330 N Marine Ave, Wilmington, CA 90744

The Company has the following additional addresses:

The Company conducts business in California and Nevada.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Murat Karslioglu

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President, CEO, Founder and Director Dates of Service: June 01, 2020 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Murat Karslioglu is an entrepreneur with multiple exits, technologist, author and investor with over 20 years' industry experience. Murat is currently working full-time as the CEO/Founder of Bakkal Corporation. Murat serves as Chairman of Carsly Ventures, a Silicon Valley-based boutique investment firm. Murat has experience building hardware, servers and storage systems for datacenters and cloud infrastructure. An open source technology maintained by Murat was used by major e-commerce companies and Fortune 500 companies. Carsly Inc., d/b/a Bakkal President, CEO, Founder and Director Dates of Service: June 01, 2020 - Present Responsibilities: Customary Responsibilities of the President, such as leading the company in managing all

aspects of the business. Bakkal is Mr. Karslioglu's primary role. MayaData, Inc Title: Vice President of Products / Cofounder Dates of Service: Sep 01. 2017- Feb 2021 Responsibilities: Leading engineering team and the vision of product. Carsly Ventures Title: Owner/Chairman Dates of Service: Jan 01. 2015 - Present Responsibilities: Managing an investment fund.

Education

He holds a Bachelor of Science degree in Industrial Engineering and several industry awards.

Name

Ahmet Altug

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder / Head of B2B Operations / Treasurer Dates of Service: Feb 01, 2021 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Mr. Ahmet Altug is an entrepreneur renowned for his profound expertise in product procurement and distribution, accumulated over an impressive span of 25 years within the dynamic marketplace. Currently, Mr. Altug serves as Head of B2B Operations and Co-Founder at Bakkal Corporation, where he diligently directs his efforts full-time. In the past, Mr. Altug managed his own business, specializing in the strategic marketing and distribution of car care products from national brands across the Southern California region. Additionally, Mr. Altug served as Personal Assistant to the CEO of Dine Brands Global, the distinguished parent company behind iconic restaurant chains IHOP and Applebee's. His extensive skill set and strategic acumen were further enhanced by this pivotal experience. He holds a Bachelor of Economics degree from the prestigious Istanbul University Faculty of Economics, which serves as the foundation for his academic career. His unwavering commitment to excellence and his comprehensive insights make him a stalwart figure in the business landscape. Carsly Inc., d/b/a Bakkal Co-Founder / Head of B2B Operations / Treasurer Dates of Service: Feb 01, 2021 - Present Responsibilities: Mr. Altug is responsible for B2B operations and Customer Experience such as product sourcing, procurement service, logistics & delivery operations and customer support team. Bakkal is Mr. Altug's primary role. Saga Consulting LLC Title: Owner/Chairman Dates of Service: Sep 01. 2015- Jan 2021 Responsibilities: Executive consulting and assistant services.

Education

Name

Robert Calgav

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder / COO / Secretary Dates of Service: Feb 01, 2021 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Robert Calgav is a businessman and entrepreneur. He is currently a Co-Founder of Bakkal Corporation, the Chief Financial Officer of Dreamline Investment Group and the CEO of Payless Auto Sales, Inc. He has 30+ years of experience in sales, management, and capital investing. Mr. Calgav started his career in 1990 in the automobile industry. Located in California, Mr. Calgav owns and operates luxury car rental and concierge services businesses. Carsly Inc., d/b/a Bakkal Co-Founder / COO / Secretary Dates of Service: Feb 01, 2021 - Present Responsibilities: Mr. Calgav is responsible for Bakkal's sales operations and corporate business development. He also holds executive positions at two other companies. He currently only commits approximately 10 hours per week to the other two entities, and he oversees sales and marketing decisions at all companies. Dreamline Investment Group Inc Title: CFO Dates of Service: Feb 01. 2019- Present Responsibilities: Providing leadership, direction and management of the finance and accounting team. Payless Auto Sales Inc Title: Founder/CEO Dates of Service: Mar 01. 1997- Present Responsibilities: Providing leadership, direction and management to the dealership with major customers, shareholders.

Education

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Murat Karslioglu

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President, CEO, Founder and Director Dates of Service: June 01, 2020 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Murat Karslioglu is an entrepreneur with multiple exits, technologist, author and investor with over 20 years' industry experience. Murat is currently working full-time as the CEO/Founder of Bakkal Corporation. Murat serves as Chairman of Carsly Ventures, a Silicon Valley-based boutique investment firm. Murat has experience building hardware, servers and storage systems for datacenters and cloud infrastructure. An open source technology maintained by Murat was

used by major e-commerce companies and Fortune 500 companies. Carsly Inc., d/b/a Bakkal President, CEO, Founder and Director Dates of Service: June 01, 2020 - Present Responsibilities: Customary Responsibilities of the President, such as leading the company in managing all aspects of the business. Bakkal is Mr. Karslioglu's primary role. MayaData, Inc Title: Vice President of Products / Cofounder Dates of Service: Sep 01. 2017- Feb 2021 Responsibilities: Leading engineering team and the vision of product. Carsly Ventures Title: Owner/Chairman Dates of Service: Jan 01. 2015 - Present Responsibilities: Managing an investment fund.

Education

He holds a Bachelor of Science degree in Industrial Engineering and several industry awards.

Name

Ahmet Altug

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder / Head of B2B Operations / Treasurer Dates of Service: Feb 01, 2021 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Mr. Ahmet Altug is an entrepreneur renowned for his profound expertise in product procurement and distribution, accumulated over an impressive span of 25 years within the dynamic marketplace. Currently, Mr. Altug serves as Head of B2B Operations and Co-Founder at Bakkal Corporation, where he diligently directs his efforts full-time. In the past, Mr. Altug managed his own business, specializing in the strategic marketing and distribution of car care products from national brands across the Southern California region. Additionally, Mr. Altug served as Personal Assistant to the CEO of Dine Brands Global, the distinguished parent company behind iconic restaurant chains IHOP and Applebee's. His extensive skill set and strategic acumen were further enhanced by this pivotal experience. He holds a Bachelor of Economics degree from the prestigious Istanbul University Faculty of Economics, which serves as the foundation for his academic career. His unwavering commitment to excellence and his comprehensive insights make him a stalwart figure in the business landscape. Carsly Inc., d/b/a Bakkal Co-Founder / Head of B2B Operations / Treasurer Dates of Service: Feb 01, 2021 - Present Responsibilities: Mr. Altug is responsible for B2B operations and Customer Experience such as product sourcing, procurement service, logistics & delivery operations and customer support team. Bakkal is Mr. Altug's primary role. Saga Consulting LLC Title: Owner/Chairman Dates of Service: Sep 01. 2015- Jan 2021 Responsibilities: Executive consulting and assistant services.

Education

Name

Robert Calgav

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder / COO / Secretary Dates of Service: Feb 01, 2021 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Robert Calgav is a businessman and entrepreneur. He is currently a Co-Founder of Bakkal Corporation, the Chief Financial Officer of Dreamline Investment Group and the CEO of Payless Auto Sales, Inc. He has 30+ years of experience in sales, management, and capital investing. Mr. Calgav started his career in 1990 in the automobile industry. Located in California, Mr. Calgav owns and operates luxury car rental and concierge services businesses. Carsly Inc., d/b/a Bakkal Co-Founder / COO / Secretary Dates of Service: Feb 01, 2021 - Present Responsibilities: Mr. Calgav is responsible for Bakkal's sales operations and corporate business development. He also holds executive positions at two other companies. He currently only commits approximately 10 hours per week to the other two entities, and he oversees sales and marketing decisions at all companies. Dreamline Investment Group Inc Title: CFO Dates of Service: Feb 01. 2019- Present Responsibilities: Providing leadership, direction and management of the finance and accounting team. Payless Auto Sales Inc Title: Founder/CEO Dates of Service: Mar 01. 1997- Present Responsibilities: Providing leadership, direction and management to the dealership with major customers, shareholders.

Education

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 35 employees in California, USA, Istanbul, Turkey, and Bishkek, Kyrgyzstan.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Voting Common Stock
Amount outstanding	17,327,239
Voting Rights	The holder of each share of Class A Voting Common Stock shall have the right to one vote for each such share, and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of this corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. The number of authorized shares of Class A Voting Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of this corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	In the event the Company secures additional financing after this offering through the issuance of more capital stock, investors' ownership percentage in the Company may suffer dilution in their net book value per share when we issue additional shares.We will likely issue additional shares of our (capital stock), investment in the Company could be subject to substantial dilution. We are authorized to issue 100,000,000 shares of Common Stock. We anticipate that all or at least some of our future funding, if any, will be in the form of equity financing from the sale of our Common Stock. lf we do sell or issue more Common Stock, investors' investment in the Company will be diluted. Dilution is the difference between what you pay for your stock and the net tangible book value per share immediately after the additional shares are sold by us. If dilution occurs, any investment in the Common Stock could decline in value substantially.
Other Material Terms or information.	

Type of security	Preferred Stock
Amount outstanding	2,798,445
Voting Rights	There are no voting rights associated with Preferred Stock.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	We will likely issue additional shares of our (capital stock), investment in the Company could be subject to substantial dilution. Investors' interests in the Company will be diluted and investors may suffer dilution in their net book value per share when we issue additional shares. We are authorized to issue 5,000,000 shares of Preffered Stock. lf we do sell or issue more Preffered Stock, investors' investment in the Company will be diluted. Dilution is the difference between what you pay for your stock and the net tangible book value per share immediately after the additional shares are sold by us. If dilution occurs, any investment in the Common Stock could decline in value substantially.
Other Material Terms or information.	

Type of security	Class B Non-Voting Common Stock
Amount outstanding	19,238
Voting Rights	None.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Other Material Terms or information.	

The Company has the following debt outstanding:

Type of debt	Line of credit
Name of creditor	Pexel International Ltd.
Amount outstanding	$1,250,000.00
Interest rate and payment schedule	15% interest
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	February 19, 2024
Other material terms	N/A

The total amount of outstanding debt of the company is $1,250,000.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Notes	1	$700,000.00	General Working Capital	August 4, 2021	Section 4(a)(2)
Convertible Notes	1	$247,965.00	General Working Capital	March 17, 2022	Section 4(a)(2)
Convertible Notes	1	$1,204,999.47	General Working Capital	July 7, 2022	Section 4(a)(2)
Convertible Notes	1	$200,000.00	General Working Capital	March 6, 2023	Section 4(a)(2)
Common Stock	19,238	$73,489.16	Intermediary fees; campaign marketing expenses; attorney fees; accountant/auditor fees;	November 13, 2023	Regulation CF

			general marketing; research and development; future wages; repayment of debt; general working capital.		

Ownership

A majority of the Company is owned by a few people and entities. Those people and entities are listed below: - Murat Karslioglu, - Ahmet Altug, - Robert Calgav, - Carsly Ventures LLC, - BA0 Fund I, a series of AngelList Funds, LP - BA0 Fund I, a series of AngelList Funds, LP - BA10 Fund I, a series of Roll Up Vehicles, LP - BA Fund IV, a series of Roll Up Vehicles, LP - Don Williams - Levent Ozcolak - Hakan Civi - Moshe Ovadya - Menahem Ovadya

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Murat Karslioglu	29.4%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company completed its previous seed round of financing on March 16, 2023. Following this offering, we should have enough liquidity to execute our business plan until March 2025. We intend to be profitable by June 2024. Our significant challenges are developing and marketing a viable product and brand in a competitive environment and sourcing consistent third party manufacturers to ensure we have sufficient quantities of our product when necessary, managing a diverse range of authentic grocery products, including imports, can be operationally complex, ensuring a smooth and efficient supply chain, expanding to new markets or increasing our product offerings to ensure we have sufficient working capital.

To achieve, maintain, or improve profitability during the 12 months following the receipt of the Offering proceeds, Bakkal's management intends to implement a comprehensive strategy that focuses on revenue growth, cost management, and operational efficiency. 1. Expaning Product Offerings: Bakkal management intends to continue to diversify its product catalog by adding new authentic grocery items. This expansion may cater to a broader customer base and increase the

average transaction value. 2. Market Expansion: The company intends to enter new geographic markets, strategically selecting regions with high demand for multicultural and ethnic grocery products. Expanding to new areas may increase its customer base. 3. Customer Acquisition and Retention: Bakkal management intends to invest in marketing and advertising campaigns to attract new customers. It may also implement customer retention strategies, including loyalty programs and personalized recommendations, to keep existing customers engaged. 4. Optimizing Pricing Strategy: Bakkal management intents to continuously analyze pricing data to ensure competitive and profitable pricing for its products. Dynamic pricing models and bundling options may be explored to maximize revenue. 5. Streamline Supply Chain: Efficient supply chain management is crucial. Bakkal management intends to work on minimizing lead times, reducing inventory carrying costs, and optimizing logistics for timely deliveries while minimizing costs. 6. Vendor Relationships: The company intends to foster strong relationships with its suppliers and negotiate favorable terms to secure competitive pricing and reliable product availability. 7. Data-Driven Decision-Making: Bakkal management intends to leverage data analytics and machine learning for demand forecasting, inventory management, and customer behavior analysis. Data-driven insights may guide product selection and marketing strategies. 8. Operational Efficiency: Streamlining internal operations and automating repetitive tasks may reduce overhead costs. This includes optimizing warehouse operations, improving order fulfillment processes, and enhancing inventory control. 9. Technology Enhancements: The company intends to continue to invest in technology infrastructure, including its mobile application and e-commerce platform. This includes the development of new features to enhance the user experience and drive sales. 10. Cost Control: The company intends implements cost control measures across all aspects of the business, including marketing, staffing, and overhead expenses. Expenses will be closely monitored, and any unnecessary costs may be trimmed. 11. Sustainability Initiatives: Bakkal management may explore environmentally friendly practices in its operations to reduce costs associated with waste disposal and energy consumption, aligning with sustainability goals. 12. Risk Management: Bakkal management intends to work to identify and mitigate risks, such as supply chain disruptions or regulatory changes to maintain business continuity and profitability. By executing these steps, Bakkal's management aims to achieve profitability within the targeted 12-month period.

Liquidity and Capital Resources

On August 4, 2021 the Company conducted an offering pursuant to Section 4(a)(2) and raised $700,000.00.

On March 17, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and raised $247,965.00.

On July 7, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and raised $1,204,999.47.

On March 6, 2023 the Company conducted an offering pursuant to Section 4(a)(2) and raised $200,000.00.

On November 13, 2023 the Company conducted an offering pursuant to Regulation CF and raised $73,489.16.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:

The Offering proceeds are essential to our operations. We plan to use the proceeds for gradual expansion to new cities, continual enhancement of the app's features, further development and improvement of our technology infrastructure to provide a seamless user experience and efficient operations, advertising, promotions, and customer engagement campaigns to attract and retain a larger user base and forging more partnerships. The proceeds of the Offering will have a positive impact on Bakkal's ability to execute its business plan, expand its market presence, and strengthen its operational capabilities. It enhances the company's liquidity position, reducing financial constraints and increasing its resilience in a competitive industry.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

The Company The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws. The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Murat Karslioglu
(Signature)

Murat Karslioglu
(Name)

CEO/Founder
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Murat Karslioglu
(Signature)

Murat Karslioglu
(Name)

CEO/Founder
(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Murat Karslioglu, being the founder of Carsly Inc. , a Corporation (the "Company"), hereby certify as of this date that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2023 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2023, and the related notes to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2023, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Murat Karslioglu
(Signature)

Murat Karslioglu
(Name)

CEO/Founder
(Title)

(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Carsly Inc. D/B/A Bakkal Corporation

US GAAP Consolidated Balance Sheet

As of December 31, 2023, 2022 and 2021

	2023	2022	2021
ASSETS			
Current Assets			
Cash and cash equivalents	6,744.1	49,618.0	354,630.0
Inventories, net	387,696.7	337,055.0	—
Prepaid expenses and other asset	52,587.0	47,587.0	12,744.0
Total current assets	**447,027.7**	**434,260.0**	**367,374.0**
Non-Current Assets			
Property and equipment	204,486.6	96,606.0	15,447.0
Intangible asset	13,750.0	13,750.0	
Total non-current assets	**218,236.6**	**110,356.0**	**15,447.0**
Total assets	**665,264.4**	**544,616.0**	**382,821.0**
LIABILITIES AND SHAREHOLDERS'			
Current liabilities			
Accrued and other liabilities	15,760.0	122,209.0	24,697.0
Other payable	45,017.7	59,783.0	11,815.0
Total current liabilities	**60,777.7**	**181,992.0**	**36,512.0**
Non-current liabilities			
Long-term loans	1,250,179.3	68,760.0	—
Loan from a related party	40,000.0	100,000.0	100,000.0
Convertible notes	350,000.0	2,152,964.0	700,000.0
Total non-current liabilities	**1,640,179.3**	**2,321,724.0**	**800,000.0**
Total liabilities	**1,700,957.1**	**2,503,716.0**	**836,512.0**
Equity			
Future equity obligations	425,212.4	203,253.0	—
Additional paid-in capital	2,373,232.6		
Accumulated deficit	(350,000.0)	(2,162,353.0)	(453,691.0)
Total equity	**2,448,445.0**	**(1,959,100.0)**	**(453,691.0)**
Total liabilities and equity	**4,149,402.1**	**544,616.0**	**382,821.0**
Income			
Revenue	347,597.0	80,993.0	7,292.0
Total income	**347,597.0**	**80,993.0**	**7,292.0**
Expenses			
Operating Expenses	1,370,709.0	1,320,466.0	394,938.0
Marketing and advertising	98,690.2	364,189.0	66,045.0
Total expenses	**1,469,399.2**	**1,684,655.0**	**460,983.0**
Net loss for the year before tax	**(1,121,802.2)**	**(1,603,662.0)**	**(453,691.0)**
Income tax - net	—	—	—
Net loss for the year before tax	**(1,121,802.2)**	**(1,603,662.0)**	**(453,691.0)**

Approved By: *Murat Karslioglu*